

September 8, 2014

Via E-Mail
Ms. Ruth Swan
Chief Financial Officer
Pacific Booker Minerals, Inc.
#1103-1166 Alberni Street
Vancouver, British Columbia
Canada V6E 3Z3

> **Re: Pacific Booker Minerals, Inc.**
> **Form 20-F for the Fiscal Year Ended January 31, 2014**
> **Filed May 30, 2014**
> **Response dated August 25, 2014**
> **File No. 001-33649**

Dear Ms. Swan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2014

Item 15. Controls and Procedures
Disclosure Controls and Procedures, page 97

1. We have reviewed your response to our prior comment 1 noting that it does not appear to address our comment, therefore it is being reissued. Please provide us with a detailed discussion of the factors you considered to support management's conclusion that disclosure controls and procedures were effective considering the ineffectiveness of your internal controls over financial reporting at January 31, 2014. Please note that management's evaluation of disclosure controls and procedures and internal controls over financial reporting is separate and distinct from the Auditor's attestation report. In

addition, the assessment should be based on your company's current operational status and not based upon an expected or presumed operational status.

Financial Statements

Note 8. Share Capital, Share/Option Based Payments and Contributed Surplus
Share/Option Based Payments, page 124

2. We have reviewed your response to our prior comment 4 noting that the cancelled stock options were not identified as replacement options and the cancellation of the options was treated as an acceleration of vesting resulting in a modification of the stock options issued. Please provide the disclosures required by IFRS 2.47(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dee Dee Hurst at 202-551-3681 or Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining